United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

    (Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

    (Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

    (Check One) ☐ Yes No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Update on the activities in Timbopeba

Rio de Janeiro, June 16th, 2021 - Vale S.A. ("Vale" or "Company") informs that, in compliance with the interdiction term drawn up by the Regional Superintendence of Labor (SRT), the access of workers and the circulation of vehicles to the flood zone of the Xingu dam remain suspended, including for the Alegria mine, with entry only allowed for people who work in activities for the structure's stabilization and in structuring actions for the deployment of the unmanned train, through a strict safety protocol.

After the interdiction, Vale started tests to implement an unmanned train, with a reduced load. During the testing phase of the unmanned train, there is less circulation of trains on the branch, with lower speed and gradual recovery of the transported cargo. After full implementation, the unmanned train will cover a 16 km stretch using an integrated control system capable of automatically performing acceleration and dynamic braking operations. It is expected that, at the end of the tests and implementation, which should take between 1 and 2 months, the Timbopeba plant will be able to keep its operation at around 80-100% of its daily capacity of 33 thousand tons.

The Company emphasizes that the Xingu Dam remains at emergency level 2, pursuant to the Emergency Action Plan for Mining Dams (PAEBM), in which there is no imminent risk of rupture. The inexistence of imminent risk or change in the condition of the structure was reinforced after a technical visit carried out on June 15th, 2021, by the National Mining Agency (ANM). The safety of the structure was and continues to be the object of constant improvement. The dam is monitored and inspected by a specialized technical team, and is included in the company's dam decharacterization plan. As a precaution, the Self-Rescue Zone (ZAS) of the Xingu Dam remains evacuated, with no permanent presence of people in the area.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: June 16, 2021		Head of Investor Relations